Exhibit 3.4
AMENDMENT
TO
BYLAWS
OF
PETRO RESOURCES CORPORATION
a Delaware Corporation
     Pursuant to Unanimous Written Consent of the Board of Directors of Petro Resources Corporation, a Delaware corporation (the “Corporation”), dated October 12, 2006, and in accordance with the authority provided to the board of directors in Article VIII of the Corporation’s Certificate of Incorporation and Article VIII, Section 8.3 of the Corporation’s Bylaws, Section 3.2 of Article III of the Corporation’s Bylaws is amended to read in its entirety as follows:
     “3.2 Number and Term of Office. The authorized number of directors shall be no less than one (1) and no more than nine (9). The exact number of authorized directors shall be set by resolution of the board of directors, within the limits specified above. Directors need not be stockholders. Each director shall hold office until the next annual meeting and until a successor has been elected and qualified, or he resigns, or he is removed in a manner consistent with these Bylaws.”